Filed by Instinet Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Commission File No.: 000-32717
                           Subject Company: Island Holding Company, Inc.


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY INSTINET GROUP INCORPORATED ON JUNE 10, 2002 AND FILED ON JUNE 10, 2002 ON A FORM 8-K WITH THE SEC:


For Immediate Release

For Instinet:

Investor Relations:                     Media Relations:
John Pitt                               Calvin Mitchell
212 310 7481                            212 310 7520
john.pitt@instinet.com                  calvin.mitchell@instinet.com

For Island:

Media Relations:
Andrew Goldman
212 231 5047
andrew@island.com


                         INSTINET TO ACQUIRE ISLAND ECN


New York, June 10, 2002 - Instinet Group Incorporated (Nasdaq: INET) has entered into a definitive agreement to acquire Island ECN in an all-stock transaction. This combination will create a leading global electronic trading platform, offering professional investors and traders access to a deep liquidity pool and a broad range of value-added services. In connection with the transaction, Instinet expects to pay a $1.00 per share cash dividend to Instinet stockholders of record as of a date prior to closing. Island's stockholders will own approximately 25% of Instinet common stock on a fully-diluted basis, representing a total estimated transaction value of $508 million, after taking into account the special dividend and based on the $7.05 closing price of Instinet stock on June 7, 2002.

The acquisition brings together superior trading platforms with a common goal of improving customers' performance by applying innovative technology solutions to equity trading. The combination is complementary on several levels. It is expected to deliver significant synergies as a result of expanded liquidity and cost savings in clearing, technology, facilities and administration.

Instinet and Island believe that the client base of both companies will benefit significantly from the combination in several ways:

o Broader and deeper liquidity will provide customers with better execution opportunities and improved performance across multiple markets in the U.S. and around the world.

o The business combination will create a leading technology platform, combining Instinet's institutionally driven, functionally rich brokerage platform with the speed, reliability and efficiency of the Island platform.

o Ongoing innovation in the development of value-added trading tools and technology, research products and back office services will help enhance customers' performance and efficiency, particularly in relation to larger and more complex transactions.

o As an attractive alternative to other market offerings, the combined business will also help preserve investor choice - now and following the anticipated introduction of Nasdaq's SuperMontage system later this year.

The transaction brings together complementary capabilities in the global equity markets, creating a company better able to serve customer needs. Island has concentrated on program trading, direct access and retail segments in the US domestic market, while Instinet holds a leading position with large institutions and market makers both in the US and abroad. Together, the two companies serve customers across a range of market segments from over-the-counter securities (small to large cap), to exchange-traded funds, to other securities listed on US, European and Asian exchanges.

"This is a positive and powerful transaction for customers, stockholders and employees," said Mark Nienstedt, Acting President and CEO, and Chief Financial Officer, Instinet Group Incorporated. "Combined, we can offer deeper liquidity and more diverse trading choices to a wide range of customers around the world. The company will have the ability to compete more effectively in our various marketplaces, and we believe this acquisition will give Instinet added resilience in a dynamic business environment. It positions Instinet for improved profitability in the months and years ahead, adding long-term value for our stockholders."

"This transaction joins together two extremely complementary franchises," said Ed Nicoll, Chairman, Island ECN. "On the one hand, we have the speed, reliability, and scalability of Island's technology, which has consistently delivered superior performance to professional traders under the most demanding circumstances. On the other hand, we have the deep Instinet institutional order flow, fueled by its premium products and services. In combination, the new company will not only continue to deliver innovative products and services, but will set the standard for meeting the needs of a diverse group of traders and institutional investors worldwide. We also value the strategic and business relationship Instinet has with Reuters. The combined company will be both nimble enough to meet future challenges and strong enough to prosper in a competitive environment. It is precisely the sort of company that will deliver the greatest value to its stockholders."

The private equity investors in Island said in a joint statement: "We are pleased to be investors in the combined company, which has a proven management team, superior technology, and solid growth prospects. We believe this company is an excellent long-term investment, and look forward to working closely with management to build a leading platform."


Management and Board

The combined company will be led by an experienced, skilled and respected management team consisting of top executives of Instinet and Island. Ed Nicoll, Chairman of Island, will assume the role of Chief Executive Officer. Mark Nienstedt will be President and continue his role of Chief Financial Officer. Jean-Marc Bouhelier, currently Chief Operating Officer of Instinet, will become Chief Operating Officer - Global Agency Brokerage. Matthew Andresen, Chief Executive Officer of Island, will become Chief Operating Officer - ECN. Andre Villeneuve will continue as Chairman of the Board of Instinet.

Upon closing of the acquisition, Mr. Nicoll will join the Instinet Board of Directors. In addition, one designee from each of TA Associates, Bain Capital and Silver Lake Partners, three of Island's largest stockholders, will also join the Board of Directors.


Financial Terms and Ownership

Under the terms of the definitive agreement, based on the $7.05 closing price of Instinet common stock on June 7, 2002 and after adjusting for the dividend described below, Instinet would issue approximately 77 million shares to Island's existing stockholders. In addition, Island options and warrants would be converted into options and warrants to purchase approximately 9 million shares of Instinet with an aggregate exercise price of approximately $13 million. The amount of Instinet shares actually issued to Island's stockholders will depend on Instinet's share price and the exercise of any options and warrants by Island's stockholders prior to closing. However, the total amount of Instinet shares to be issued in respect of Island outstanding shares, options and warrants will remain relatively constant at approximately 86 million shares, regardless of Instinet's share price. Based on the terms described above, Island's existing stockholders would own approximately 25% of Instinet stock on a fully-diluted basis.

For the year ended December 31, 2001, Island had revenue of $166 million and a pre-tax profit of $40 million. Shareholders' equity (audited net asset value) was $61 million.

Island's principal current stockholders include TA Associates, Bain Capital, Silver Lake Partners, Groupe Arnault and Advent International Corp. Datek Online Holdings Corp., Island's former parent and the holder of approximately half the economic interest in Island, intends to distribute its interest to its stockholders, who are generally the same as Island's, in connection with the closing of Datek's pending merger with Ameritrade Holding Corporation. TA Associates, Bain Capital and Silver Lake Partners, who in the aggregate will receive approximately 13% of Instinet's outstanding shares after giving effect to the distribution, have agreed not to sell any of these shares during the one-year period following the closing of the transaction.

Reuters Group PLC currently owns 207 million shares of Instinet, or approximately 83%. Following the completion of the transaction, its ownership percentage would be approximately 62% taking into account shares issuable in respect of options and warrants of Island.

Instinet expects to incur certain non-cash costs related to the amortization of identified intangible assets and conversion of existing Island equity options. In addition, Instinet expects to incur one-time charges to achieve on-going cost synergies. Excluding these non-cash costs and one-time charges, Instinet expects the transaction to be accretive within the first year after closing.

The transaction is subject to customary closing conditions, including regulatory approvals. Reuters and all of Island's principal stockholders have committed to grant all necessary stockholder approvals. The companies anticipate that the transaction will close in the second half of 2002.


Cash Dividend

In connection with the transaction, Instinet expects to pay a one-time special cash dividend of $1.00 per share on all issued and outstanding shares, or approximately $249 million in the aggregate. This dividend will be paid to Instinet stockholders of record as of a date prior to the closing of the acquisition, but will be conditioned upon successful completion.


Investor Conference Call

Instinet and Island will hold a conference call for investors on Monday, June 10 at 10:00 AM (New York time). The call will consist of a presentation, which will be available on both Instinet and Island's websites shortly before the conference call commences, followed by a question and answer session with Mark Nienstedt, Ed Nicoll, Jean-Marc Bouhelier and Matthew Andresen.

The telephone dial in number for the participants in the US is (800) 482-5519. The telephone dial in number for participants in international locations is +1
(303) 267-1006. The Instinet Group Update conference ID number is 1945958.

Conference call information is also available at http://www.instinet.com/ir/conf_call.shtml.


Lehman Brothers acted as financial advisor and Cleary, Gottlieb, Steen & Hamilton served as legal counsel to Instinet. Credit Suisse First Boston acted as financial advisor and Ropes & Gray served as legal counsel to Island. Morgan Stanley acted as financial advisor and Simpson, Thacher & Bartlett served as legal counsel to Reuters.


About Instinet
Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

About Island ECN
Island ECN is a technology leader in electronic marketplaces. Handling approximately one out of every four OTC trades, Island ECN is the largest ECN for OTC securities. Island ECN is also the largest single marketplace for the most heavily traded security in the world, QQQ. (www.island.com)

About Reuters
Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals. Reuters strength is its unique ability to offer customers a combination of content, technology and connectivity. Its premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality. Reuters has over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 150 countries, making it the world's largest international multimedia news agency. In 2001, Reuters had revenues of (pound)3.9 billion.

About TA Associates
TA Associates is one of the oldest and most experienced buyout and private equity firms in the U.S. with offices in Boston, Menlo Park and Pittsburgh. TA manages over $5 billion in capital and has invested in over 330 companies in a variety of industries, which include technology, financial services and healthcare. (www.ta.com.)

About Bain Capital
Bain Capital is a global private equity firm with over $12 billion in assets under management. The firm has made investments in more than 225 companies, across many industries. Headquartered in Boston, Bain Capital has offices in New York, San Francisco, London and Munich. (www.baincapital.com.)

About Silver Lake Partners
Silver Lake Partners is the leading private equity firm focused on large-scale investments in technology and related growth companies. Silver Lake has offices in New York and Menlo Park. (www.slpartners.com.)

About Groupe Arnault
Groupe Arnault is a private holding company of French businessman Bernard Arnault, Chairman and CEO of luxury goods group LVMH Moet Hennessy Louis Vuitton.

About Advent International Corp.
Advent International is a leading global private equity investor with more than $6 billion of capital under management and offices in 14 countries. Since its founding in 1984, the firm has invested in over 400 companies, more than 125 of which have successfully completed initial public offerings on major exchanges worldwide. (www.adventinternational.com)

                                      # # #

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

(C) 2002 Instinet Corporation and its affiliated companies. All rights reserved. INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world. Approved for distribution in the UK by Instinet Europe Limited, which is regulated by the FSA and a member of the LSE. Instinet Europe Limited and Instinet Corporation (member NASD/SIPC) are subsidiaries of Instinet Group Incorporated.

It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. ISLAND'S SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Inc., 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

This news release includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Islands and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.